Filed Pursuant to Rule 424(b)(3)
Registration No. 333-101643
333-83312
333-14040

PRICING SUPPLEMENT
(To prospectus dated December 4, 2002 and
prospectus supplement dated December 4, 2002)

$750,000,000

United Mexican States

U.S. $30,000,000,000 Global Medium-Term Notes, Series A
Due Nine Months or More From Date of Issue

8.30% Global Notes due 2031

     We will pay interest on the notes on February 15 and August 15 of each year. The notes will mature on August 15, 2031. The notes will not be redeemable before maturity and will not be entitled to the benefit of any sinking fund.

     The notes will be a further issuance of, and will be consolidated to form a single series with, Mexico’s 8.30% Notes due 2031 issued on August 13, 2001 and December 3, 2001.

     Application has been made to list the notes on the Luxembourg Stock Exchange.

	Per Note	Total

Public Offering Price (1)	105.0369%	$787,776,750
Underwriting Discount	.55%	$4,125,000
Proceeds, before expenses, to Mexico (1)	104.4869%	$783,651,750

(1) Plus accrued interest from August 15, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company, Euroclear Bank S.A./N.V. and Clearstream Banking, S.A. on or about December 19, 2002.

Bear, Stearns & Co. Inc.	Merrill Lynch & Co.

The date of this pricing supplement is December 12, 2002.

ABOUT THIS PRICING SUPPLEMENT
DESCRIPTION OF THE NOTES
UNITED MEXICAN STATES
The Economy
Principal Sectors of the Economy
Financial System
External Sector of the Economy
Public Finance
Public Debt
PLAN OF DISTRIBUTION

Pricing Supplement

About this Pricing Supplement	PS-3
Description of the Notes	PS-4
United Mexican States—Recent Developments	PS-6
The Economy	PS-6
Principal Sectors of the Economy	PS-6
Financial System	PS-7
External Sector of the Economy	PS-7
Public Finance	PS-8
Public Debt	PS-9
Plan of Distribution	PS-10

     You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. Mexico has not authorized anyone to provide you with different information. Mexico is not making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

     Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

     This pricing supplement supplements the accompanying prospectus supplement dated December 4, 2002, relating to Mexico’s $30,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated December 4, 2002 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

     You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the purchasers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

     Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

DESCRIPTION OF THE NOTES

     Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1, dated as of November 28, 1995, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	$750,000,000
Issue Price:	105.0369%, plus accrued interest from August 15, 2002
Issue Date:	December 19, 2002
Maturity Date:	August 15, 2031
Specified Currency:	U.S. dollars
Authorized Denominations:	$1,000 and integral multiples thereof
Form:	Registered; Book-Entry
Interest Rate:	8.30% per year, accruing from August 15, 2002
Interest Payment Dates:	Semi-annually on February 15 and August 15 of each
year, commencing on February 15, 2003
Regular Record Dates:	January 31 and July 31 of each year
Optional Redemption:	Yes X No
Optional Repayment:	Yes X No
Indexed Note:	Yes X No
Foreign Currency Note:	Yes X No
Purchasers:	Bears, Stearns & Co. Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Purchase Price:	104.4869%, plus accrued interest from August 15, 2002

Fungibility:	The notes will be a further issuance of, and will be
consolidated to form a single series with, Mexico's
existing 8.30% Global Notes due 2031 issued August
13, 2001 and December 3, 2001, of which
$2,500,000,000 aggregate principal amount is
outstanding on the date of this pricing supplement.
Listing:	Application has been made to list the notes on the
Luxembourg Stock Exchange.
Securities Codes:
CUSIP:	91086QAG3
ISIN:	US91086QAG38
Common Code:	013412855
Fiscal Agent, Principal Paying Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.
Luxembourg Paying and Transfer Agent:	Kredietbank S.A. Luxembourgeoise
Further Issues:	Mexico may issue additional notes that may form a
single series of notes with the outstanding notes.
Governing Law:	New York, except that all matters governing
authorization and execution of the notes by Mexico
will be governed by the law of Mexico.

UNITED MEXICAN STATES

RECENT DEVELOPMENTS

     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2001. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Gross Domestic Product

     According to preliminary figures, in the third quarter of 2002, Gross Domestic Product (“GDP”) increased by 1.8% in real terms, as compared with the same period of 2001. The electricity, gas and water sector grew by 4.1%, the financial services, insurance and real estate sector grew by 3.9%, the transportation, storage and communications sector grew by 3.5%, and the commerce, hotels and restaurants sector grew by 1.9%, each in real terms. The construction sector, the agriculture, livestock, fishing and forestry sector and the community, social and personal services sector each grew by 1.6%, and the manufacturing sector grew by 0.2%, each in real terms. The mining, petroleum and gas sector decreased by 0.6% in real terms.

Prices and Wages

     Inflation during the first 11 months of 2002 was 5.24%, 0.98 percentage points higher than during the same period of 2001. Inflation during 2001 was 4.40%, as compared with 8.96% during 2000.

Interest Rates

     During the first 11 months of 2002, interest rates on 28-day Cetes averaged 7.10% and interest rates on 91-day Cetes averaged 7.45%, as compared with average rates on 28-day and 91-day Cetes of 11.76% and 12.67%, respectively, during the same period of 2001. On December 9, 2002, the 28-day Cetes rate was 7.19% and the 91-day Cetes rate was 7.58%.

     During 2001, interest rates on 28-day Cetes averaged 11.32% and interest rates on 91-day Cetes averaged 12.25%, as compared with average rates on 28-day Cetes and 91-day Cetes of 15.24% and 16.15%, respectively, during 2000.

Principal Sectors of the Economy

Petroleum and Petrochemicals

     Financial Results for First Nine Months of 2002

     Based on the preliminary consolidated results of Petróleos Mexicanos, the subsidiary entities (i.e., Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica) and the Pemex Project Funding Master Trust (excluding subsidiary companies), total sales revenues (net of the IEPS Tax) for the first nine months of 2002 amounted to Ps. 239.1 billion, a decrease of 7.9% from total sales revenues (net of the IEPS Tax) during the first nine months of 2001 of Ps. 259.7 billion. During the first nine months of 2002, the net loss of Petróleos Mexicanos, the subsidiary entities and the Pemex Project Funding Master Trust (excluding subsidiary companies), as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 11.1 billion, as compared with a net loss during the first nine months of 2001 of Ps. 16.8 billion, subject to adjustment and audit. This decrease in loss was due primarily to a reduction in costs and expenses, which was partially offset by decreased domestic demand and lower domestic prices for petroleum and petrochemical products and a decrease in crude oil export volumes, as well as to the recognition in 2001 of the cumulative effect of the adoption by Petróleos Mexicanos of Mexican Accounting Bulletin C-2, Financial Instruments.

     During the first nine months of 2002, export sales by the subsidiary entities to P.M.I. Comercio Internacional, S.A. de C.V., Petróleos Mexicanos’ marketing subsidiary, to its affiliates and to third parties increased by 4.2%, from Ps. 96.0 billion in the first nine months of 2001 to Ps. 100.0 billion in the first nine months of 2002, mainly due to an increase in the average price of crude oil exports. Domestic sales (net of the IEPS Tax) decreased by 15.0%, from Ps. 163.7 billion in the first nine months of 2001 to Ps. 139.1 billion in the first nine months of 2002.

Financial System

Central Bank and Monetary Policy

     At December 6, 2002, the monetary base totaled Ps. 235.7 billion, as compared to Ps. 225.6 billion at December 31, 2001. Banco de México estimates that the monetary base will total approximately Ps. 248.1 billion at December 31, 2002, a 10.0% increase from the level at December 31, 2001.

     Banco de México utilizes the “short” mechanism as its principal monetary policy instrument. Banco de México increased the “short” on December 6, 2002, from Ps. 400 million to Ps. 475 million. The increase in the “short” was in response to internal and external factors that could have threatened the achievement of the inflation target for 2003.

The Securities Market

     At October 31, 2002, the Stock Market Index stood at 5,967.73 points, representing a 6.4% decrease in nominal peso terms and a 10.3% decrease in real peso terms from the level at December 31, 2001.

External Sector of the Economy

Foreign Trade

     During the first 10 months of 2002, Mexico registered a trade deficit of U.S. $5,564.6 million as compared with a trade deficit of U.S. $6,875.6 million for the same period of 2001. Merchandise exports remained substantially level during the first 10 months of 2002, at U.S. $134,136.1 million, as compared with U.S. $133,869.1 million in the first 10 months of 2001. During the first 10 months of 2002, petroleum exports increased by 6.4% and non-petroleum exports decreased by 0.4%, in each case as compared with the same period of 2001. Exports of manufactured goods, which represented 88.6% of total merchandise exports, decreased by 0.2% during the first 10 months of 2002, as compared with the same period of 2001. Total imports were U.S. $139,700.7 million during the first 10 months of 2002, a 0.7% decrease as compared with the same period of 2001. Imports of intermediate goods decreased by 0.6%, imports of capital goods decreased by 7.5% and imports of consumer goods increased by 6.3% during the first 10 months of 2002, each as compared with the first 10 months of 2001.

Balance of International Payments

     According to preliminary figures, during the first nine months of 2002, Mexico’s current account registered a deficit of 2.0% of GDP or U.S. $9,460 million. The capital account surplus for the same period totaled U.S. $14,692 million. During the first three quarters of 2002, net foreign investment totaled U.S. $6,446 million, and was comprised of direct foreign investment totaling U.S. $9,028 million and net portfolio investment (including securities placed abroad) outflows totaling U.S. $2,582 million.

     At December 31, 2001, Mexico’s international reserves totaled U.S. $40,880 million, as compared to U.S. $33,555 million at December 29, 2000. The net international assets of Banco de México totaled U.S. $44,857 million at December 31, 2001, as compared to U.S. $35,629 million at December 29, 2000. At December 6, 2002, Mexico’s international reserves totaled U.S. $45,408 million, an increase of U.S. $4,528 million from the level at December 31, 2001. The net international assets of Banco de México totaled U.S. $46,993 million at December 6, 2002, reflecting an increase of U.S. $2,136 million from the level at December 31, 2001.

Exchange Controls and Foreign Exchange Rates

     During 2001, the average peso/U.S. dollar exchange rate was Ps. 9.3395 = U.S. $1.00. The peso/U.S. dollar exchange rate established by Banco de México on December 11, 2002 (to take effect on the second business day thereafter) was Ps. 10.1785 = U.S. $1.00.

Public Finance

2002 Budget and Fiscal Package

     The results for 2000, 2001 and the first nine months of 2002 and the revised budget assumptions and targets for 2002 are set forth below.

2000, 2001 and First Nine Months of 2002 Results;
2002 Budget Assumptions and Targets

					Results of First
					Nine Months of
	2000 Results		2001 Results(1)	2002 Budget	2002(1)

Real GDP growth (%)	6.6	(1)	(0.3)	1.7	1.2
Increase in the national consumer price index (%)	9.0		4.4	4.5	3.9
Average export price of Mexican oil mix (U.S.$/barrel)	24.62		18.57	15.50	21.17
Current account deficit as % of GDP	3.1	(1)	2.9	3.4	2.0
Average exchange rate (Ps./$1.00)	9.456		9.339	10.1	9.486
Average rate on 28-day Cetes (%)	15.2		11.32	9.7	7.0
Public sector balance as % of GDP	(1.1)		(0.7)	(0.7)	0.3
Primary balance as % of GDP	2.6		2.6	2.7	3.75

(1) Preliminary.
Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

     In accordance with the automatic adjustment mechanism contained in Article 32 of the 2002 Budget, and in response to lower than projected revenues, the Government cut expenditures by Ps. 10.1 billion during the first quarter of 2002 in order to meet its fiscal targets for 2002. The Government did not cut expenditures in the second quarter or third quarter of 2002.

     According to preliminary figures, the public sector registered an overall surplus of Ps. 13.3 billion in nominal pesos in the third quarter of 2002, and the primary balance registered a surplus of Ps. 167.7 billion in nominal pesos, 2.8% lower in real terms when compared to the same period of 2001.

Public Debt

     Subsequent to September 30, 2002, the Pemex Project Founding Master Trust issued: (i) 30,000,000,000 yen of its 3.50% Notes due 2023 on December 5, 2002; and (ii) U.S. $1,000,000,000 of its 7.375% Global Notes due 2014 on December 12, 2002.

PLAN OF DISTRIBUTION

     We intend to offer the notes through the purchasers. Subject to the terms and conditions contained in a terms agreement between Mexico and Bear Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we have agreed to sell to the purchasers and the purchasers severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Purchaser	Principal Amount

Bear, Stearns & Co. Inc.	$375,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	375,000,000

Total	$750,000,000

     The purchasers have agreed to purchase all of the notes sold pursuant to the terms agreement if any of these notes are purchased.

     We have agreed to indemnify the purchasers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the purchasers may be required to make in respect of those liabilities.

     The purchasers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the terms agreement, such as the receipt by the purchasers of officer’s certificates and legal opinions. The purchasers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

     The purchasers have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this pricing supplement, and to dealers at that price less a concession not in excess of .35% of the principal amount of the notes. After the initial public offering, the public offering price and concession may be changed.

     Mexico estimates that its share of the total expenses of the offering, not including the underwriting discount, will be approximately $150,000.

Price Stabilization and Short Positions

     In connection with the offering, the purchasers are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the purchasers create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this pricing supplement, the purchasers may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the purchasers make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither Mexico nor any of the purchasers makes any representation that the purchasers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

     Some of the purchasers and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico. They have received customary fees and commissions for these transactions.

Jurisdictional Restrictions

     The notes are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The purchasers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

     The purchasers have specifically agreed to act as follows in each of the following places:

•	United Kingdom. Each purchaser has severally represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

•	The Netherlands. Each purchaser has represented and agreed that it has not and will not offer, sell, transfer or deliver in or from The Netherlands any of the notes other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other similar entities, including treasury departments and finance companies of large enterprises, which trade or invest in securities in the conduct of a profession or trade.

•	Japan. The purchasers have represented and agreed that they have not and will not, without complying with applicable Japanese laws and regulations, offer or sell any of the notes: (a) in Japan or (b) to any Japanese person, i.e., a Japanese resident, corporation or other entity organized under the laws of Japan.

     Mexico will register the notes with the National Registry of Securities of Mexico, which is maintained by the National Banking and Securities Commission. Such registration does not certify that the notes are of investment quality or that the information contained in this pricing supplement, in the prospectus supplement or in the prospectus is accurate or complete. The notes will not be publicly offered or sold in Mexico.

     The terms relating to Non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público
Palacio Nacional
Patio Central, 3er piso
Oficina 3010
Colonia Centro
Mexico, D.F. 06000

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.
Global Agency & Trust Services
111 Wall Street, 5th Floor
New York, New York 10043

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 111 Wall Street, 5th Floor New York, New York 10043	Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT

Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE PURCHASERS

As to United States Law	As to Mexican Law
Sullivan & Cromwell 125 Broad Street New York, New York 10004	Ritch, Heather y Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.

$750,000,000

United Mexican States

8.30% Global Notes due 2031

PRICING SUPPLEMENT

Bear, Stearns & Co. Inc.

Merrill Lynch & Co.

December 12, 2002